FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, May 20, 2010

FAIRFAX ANNOUNCES COMPLETION OF ACQUISITION OF

ZENITH NATIONAL INSURANCE CORP.

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

TORONTO, ON, May 20, 2010 -- Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces the successful completion today of its acquisition of Zenith National Insurance Corp. (“Zenith”) for $38.00 per share in cash.  As a result of the merger, Zenith shares will be delisted from the New York Stock Exchange prior to the open of trading tomorrow.

Holders of physical certificates representing shares of Zenith common stock will receive a letter of transmittal and other materials from the paying agent in connection with the transaction. These materials will have to be completed and returned to the paying agent in order for such stockholders to receive the merger consideration. Persons whose shares of Zenith common stock are held in book entry form should expect to receive the merger consideration through their broker or other nominee or directly from the paying agent within approximately seven business days, and should contact their broker, nominee or other financial adviser for further instructions.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                       Greg Taylor, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946